Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statements of Corbus Pharmaceuticals Holdings, Inc. and Subsidiaries on Form S-3 (No. 333-222447) and Form S-8 (Nos. 333-200350, 333-201898, 333-210428, 333-216547, and 333-223745, and 333-230219) of our report dated March 16, 2020, on our audits of the consolidated financial statements as of December 31, 2019 and 2018 and for each of the years then ended, and the effectiveness Corbus Pharmaceuticals Holdings, Inc.’s internal control over financial reporting as of December 31, 2019, which reports are included in this Annual Report on Form 10-K to be filed on or about March 16, 2020. Our report on the effectiveness of the Company’s internal control over financial reporting as of December 31, 2019 expresses an adverse opinion because of material weaknesses.

/s/ EisnerAmper LLP
EISNERAMPER LLP
Philadelphia, Pennsylvania
March 16, 2020